FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company released 27 May, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial holder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	155,512
Mellon Bank	13,418
Chase Nominees Limited	1,862,888
State Street Bank & Trust Company	332,200
State Street Bank & Trust	164,700
State Street Nominees Ltd	44,900
Lloyds Bank Nominees Limited	197,600
Brown Brothers Harriman	15,000
JP Morgan Chase	91,900
Northern Trust	33,000
MSCO	1,252
Morgan Stanley & Co	35,700
National Cities	44,100
Chase Nominees	7,977,285
Chase Manhattan Bank London	572,600
Chase Nominees Ltd	139,900
Citibank	198,300
Deutsche Bank	60,100
HSBC	121,614
Bank of New York London	200,200
Chase Nominees Ltd	730,020
Northern Trust	152,600
Credit Suisse FST BOS Zurich	10,800
Citibank	15,600
Chase Nominees	1,396,500
Nortrust Nominees Ltd	822,226
HSBC Client Holdings Nominee (UK) Ltd	11,814,170
Chase Manhattan Bank London	725,637
Northern Trust	1,444,682
JP Morgan	603,311
Bank of New York London	1,549,100
Morgan Stanley	349,800
Deutsche Bank	204,600
Mellon Nominees Ltd	36,900
State Street Nominees Ltd	248,900
Bank of New York Brussels	516,741
State Street Bank & Trust	623,372
HSBC	100,900
National Australia Bank	12,000
PICG	6,200
Chase Manhattan Bank AG Frankfurt	30,100
Citibank	18,800
HSBC Client Holdings Nominee (UK) Ltd	200

5. Number of shares / amount of stock acquired

1,280,701 since last notification

6. Percentage of issued class

0.46%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

23 May 2003

11. Date company informed

27 May 2003

12. Total holding following this notification

33,675,328

13. Total percentage holding of issued class following this notification

12.13%

14. Any additional information

-

15. Name of contact and telephone number for queries

Anita Dowling (01753) 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

27 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 27 May, 2003